Exhibit 99.1

Agenda 1: Establishment of POSCO-India

POSCO resolved to establish Indian subsidiary company (“the Indian Company”) according to Indian laws and MOU with Orissa State government in order to as below.

1. Establishment of Indian subsidiary company

•	Name: POSCO-India Private Limited (POSCO-India)
•	Business scope	: Feasibility Study (F/S) of India Project : (On the assumption of being viable through F/S) construction and operation of steel mill and related infrastructure
•	Capital: POSCO shall subscribe to 224,999,999 equity shares of INR 10
•	Place : Bhubaneshwar, Orissa State, India

Agenda 2: Approval on a Sale of Treasury Shares to ESOA (Employee Stock Ownership Association)

With regard to offering ESOP (Employee Stock Ownership Plan)2005, POSCO resolved a sale of treasury shares as follows;

1. Sale of Treasury Shares to the ESOA

–	Number of Shares: 1,290,734 ordinary shares
–	Sale Amount(expected): 84.9 billion won
–	Sale Method: Over-the-counter transaction
–	Date of Sale: July 22, 2005

Agenda 3: FY2005 Interim Dividends Payout

In accordance with Article 3, Section 56 of the Articles of Incorporation, POSCO resolved to pay out interim dividends as follows:

1. Interim Dividends per share : 2,000 won/share in cash

2. Total Amount of Interim Dividends : 157,520 million won

3. Payment Date : ’05. 7. 27.

Agenda 4: Tokyo Stock Exchange Listing and Share Buyback (Plan)

POSCO resolved to list on Tokyo Stock Exchange and required buyback of treasury shares as follows:

A. Tokyo Stock Exchange Listing

1. Method of Listing : Public Offering
2. Shares to be listed : ADR
3. Volume of Listing :	3,500,000 registered common shares
(Approximately 4% of total issued shares)
4. Provision for listing shares : Share Buyback in the market
5. Public Offering Price : Decided at the time of Public Offering, considering demand forecast
6. Time of Listing : In Nov.~Dec. of 2005

B. Share Buyback

1. Purpose : To issue ADR
2. Total expected value of shares to be acquired :	665 bil. Won (share price 190 thousand won/share base)
3. Type and number of shares for buyback :	3,500,000 registered common shares (Approximately 4% of issued shares)
4. Period intended to acquire shares : within 3 months from three days after resolution date
5. Method: Purchase in the Market